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NS GROUP, INC.                                      December 31, 2001  Form 10-K

                                                                    Exhibit 99.1


                                  RISK FACTORS

Investing in our common stock will provide you with an equity ownership in NS Group, Inc. Performance of your shares will reflect the performance of our business, which is impacted by, among other things, industry conditions, general economic conditions and competition. The price of our stock may decline and could lower the value of your investment. You should carefully consider the following factors before deciding whether to invest in shares of our common stock.

FLUCTUATIONS IN OIL AND NATURAL GAS PRICES COULD ADVERSELY AFFECT US BECAUSE WE SELL OUR PRODUCTS TO THE ENERGY INDUSTRY.

Our products consist of tubular steel products, primarily oil country tubular goods, or OCTG, and line pipe. With our decision to eliminate our Industrial Products Segment in 2001, we have become almost entirely dependent on sales to companies in the energy industry. Demand for these products depends primarily upon the number of oil and natural gas wells being drilled in the United States and Canada as well as worldwide drilling activity. The level of drilling activity is primarily dependent on current and anticipated oil and natural gas prices. Many factors, such as the supply and demand for oil and natural gas, general economic conditions and global weather patterns, affect these prices. As a result, the future level and volatility of oil and natural gas prices are uncertain, which may adversely affect sales of our products.

THE LEVEL OF IMPORTS OF OIL COUNTRY TUBULAR GOODS INTO THE UNITED STATES WILL IMPACT DEMAND AND PRICING FOR OUR PRODUCTS.

The level of imports of OCTG products, which has varied significantly over time, impacts our primary markets. High levels of imports reduce the volume sold by domestic producers and tend to suppress selling prices, both of which would have an adverse impact on our business. We believe that import levels are affected by, among other things:

    - Overall world demand for oil country tubular goods;

    - the trade practices of and government subsidies to foreign producers; and

    - the presence or absence of antidumping and countervailing duty orders.

In November 2001, the United States International Trade Commission (ITC) reported injury from various imported steel products under Section 201 and recommended to the President a wide scale program of quotas and duties. However, the ITC recommendation for quotas and duties did not include imports of oil country tubular goods and, as a result, we expect to see continued high levels of competition from imports. In response, we, together with other domestic oil country tubular goods providers, plan to seek relief from unfair trade by filing



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petitions with the ITC against certain countries. We cannot give any assurance regarding the success of obtaining or the timing of any such relief.

Antidumping and countervailing duty orders require special duties to be imposed in amounts designed to offset unfair pricing and foreign government subsidization, respectively. Under U.S. trade law, once an order is in place, foreign producers, importers, domestic producers and other parties may request an "administrative review" of the duty rates on a yearly basis.

United States antidumping and countervailing duty orders may be revoked as a result of periodic "sunset reviews". An individual exporter may also obtain revocation applicable only to itself under certain circumstances. In June 2001, the United States government completed sunset reviews of the orders covering Argentina, Italy, Japan, Korea and Mexico and kept those orders in place for five years.

In response to petitions filed with the U.S. government by us and certain other line pipe producers, import relief was granted to the line pipe industry effective March 1, 2000. This relief is in the form of tariffs applied for three years to imports of welded line pipe that is 16 inch or less in diameter, from all countries excluding Canada and Mexico.

We cannot predict the U.S. government's future actions regarding duties and tariffs or any other future actions regarding import duties or other trade restrictions on imports of OCTG and line pipe products.

THE VOLATILITY AND CYCLICAL NATURE OF STEEL PRICES MAY ADVERSELY AFFECT OUR BUSINESS.

Purchased steel in the form of hot-rolled coil represents the majority of the cost of goods sold of our welded tubular products. As a result, the steel industry, which is highly volatile and cyclical in nature, can affect our business both positively and negatively. Numerous factors, most of which are beyond our control, drive the cycles of the steel industry and influence steel prices. Some of these factors are:

    - general economic conditions;

    - industry capacity utilization;

    - duties and other trade restrictions on U.S. imports of steel products; and

    - currency exchange rates.



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In addition, the market for steel scrap, the principal raw material used in our seamless operations, is highly competitive and subject to price volatility. It is influenced by supply and demand factors, general economic conditions, freight costs, speculation by scrap brokers and other market conditions largely beyond our control.

Changes in hot-rolled coil and steel scrap prices affect the cost of our products. While pricing of our OCTG and line pipe products moves in conjunction with factors that are not necessarily related to changes in steel costs. This could result in an inability to recover steel cost increases on our products during poor energy market conditions.

On March 5, 2002, the President of the United States announced his remedy decision in response to the International Trade Commission's Section 201 investigation on steel imports. Under the remedy decision, effective March 21, 2002, tariff rates of 30%, 24% and 18% will be applied to imports of hot-rolled coil for the next three years, respectively. Imports from Canada, Mexico, and certain other countries are exempt from the tariffs. We believe the tariffs will increase the cost of imported hot-rolled coils, which in turn, will increase the cost of domestic hot-rolled coils. An increase in our steel costs will adversely affect our financial results if we are not able to successfully raise the price of our products to compensate for the increased costs.

OUR OPERATIONS REQUIRE CONTINUAL CAPITAL INVESTMENT THAT WE MAY NOT ALWAYS BE ABLE TO SUSTAIN.

We operate in an industry that requires substantial capital investment. In order to remain competitive, we must continually upgrade our facilities. We believe our foreign and domestic competitors will continue to invest heavily in their facilities in order to achieve increased production efficiencies and improve product quality. We cannot be certain that we will have sufficient internally generated cash or available acceptable external financing to make necessary capital expenditures in the future.

OUR INDUSTRY IS CHARACTERIZED BY INTENSE COMPETITION.

Our business is very competitive, and we compete against a number of companies. Some of our competitors are larger than us and have greater financial and marketing resources and business diversification. These companies may be better able than our company to successfully endure downturns in the energy industry. The oil country tubular products market is largely commodity-based in nature and as a result, price competition is of particular importance.



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WE DEPEND ON A FEW SUPPLIERS FOR A SIGNIFICANT PORTION OF OUR STEEL, AND A LOSS
OF ONE OR MORE SIGNIFICANT SUPPLIERS COULD AFFECT OUR ABILITY TO PRODUCE OUR PRODUCTS.

Subsequent to shutting down the steel and hot-rolled coil making facility at Newport on March 31, 2001, we began purchasing hot-rolled coils for 100% of the steel used by our welded operations. The steel used by our Newport operations is purchased from three suppliers. However, one of these suppliers accounts for the great majority of our purchases. The loss of any of these suppliers or interruption of production at one or more of the suppliers could have a material adverse effect on our business, financial condition and results of operations.

WE DEPEND ON A FEW DISTRIBUTORS FOR A SIGNIFICANT PORTION OF OUR NET SALES OF OIL COUNTRY TUBULAR GOODS, AND A LOSS OF ONE OR MORE SIGNIFICANT DISTRIBUTORS COULD AFFECT OUR ABILITY TO SELL OUR PRODUCTS.

In 2001, one of our distributors, Bourland & Leverich, accounted for approximately 16% of our Energy Segment Sales, and four other distributors accounted for 34% of our Energy Segment sales. Many of these distributors are not bound to us by exclusive distribution contracts and may offer products and services that compete with our products and services. The loss of any of these distributors could have a material adverse effect on our business, financial condition or results of operations.

INDUSTRY-WIDE INVENTORY LEVELS AFFECT OUR SALES AND NET INCOME.

Industry-wide inventory levels of oil country tubular goods products can change significantly from period to period. These changes can have a direct adverse effect on the demand for new production of energy tubular products when customers draw from inventory rather than purchase new products. Above-normal industry inventory levels and upward fluctuations in months of supply of inventory, which defines the level of inventory in terms of current monthly demand, have had in past years, and may continue to have, an adverse impact on us.

SEASONAL FLUCTUATIONS, WHICH AFFECT OUR CUSTOMERS, MAY AFFECT DEMAND FOR OUR PRODUCTS.

We experience seasonal fluctuations in demand for our oil country tubular goods products due to weather conditions during the first half of the calendar year. During this period, drilling operations may be more difficult and therefore, domestic drilling activity and the corresponding demand for our oil country tubular goods generally may be lower.



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COMPLIANCE WITH AND CHANGES TO LAWS REGULATING THE OPERATION OF OUR BUSINESS
COULD ADVERSELY AFFECT OUR PERFORMANCE.

Our business is subject to numerous local, state and federal laws and regulations concerning environmental and safety matters. We cannot assure you that future changes and compliance within these laws and regulations will not have a material effect on our operations.

OUR OPERATIONS ARE SUBJECT TO VARIOUS COLLECTIVE BARGAINING AGREEMENTS, AND WORK STOPPAGES AND OTHER LABOR PROBLEMS COULD ADVERSELY AFFECT US.

Our subsidiary operations are subject to three separate collective bargaining agreements. The majority of our union workers are represented by the United Steelworkers of America. These agreements generally cover wages, health care benefits and retirement plans, seniority, job classes and work rules. We cannot assure you that these collective bargaining agreements will be renewed upon expiration or that new collective bargaining agreements on terms acceptable to us will be established.

THERE MAY BE GREATER THAN ANTICIPATED LOSSES RELATED TO THE RESTRUCTURING OF OUR OPERATIONS AND RELATED ASSET SALES.

In 2001, we decided to discontinue making steel and hot-rolled coils at our welded operations and to exit the SBQ products business. Our 2001 results included $55.6 million of restructuring charges with the largest element being asset impairment losses on the idled machinery and equipment. In addition, we made accruals for other restructuring costs for the closing of these facilities. One of the significant estimates included is the realizable value of the machinery and equipment that was based on an independent appraisal. We are proceeding with arrangements to sell the assets. We cannot give any assurance that we will find a buyer for the machinery and equipment at the appraised values. We also cannot assure you that our accrued restructuring liability amount at December 31, 2001 for the termination of operating contracts, environmental remediation and other costs will be adequate to cover actual costs.



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OUR DEBT INSTRUMENTS CONTAIN RESTRICTIVE COVENANTS THAT MAY PUT US AT A
COMPETITIVE DISADVANTAGE WITH OUR COMPETITORS.

The indenture under which our 13 1/2% Senior Secured Notes due 2003 were issued contains restrictive covenants that, among other things, limit our ability to incur additional indebtedness, pay dividends or distributions, make investments, create liens, engage in transactions with affiliates, engage in sale and leaseback transactions, dispose of assets, issue or sell stock of our subsidiaries and engage in mergers, consolidations and transfers of substantially all of our assets. These restrictions may place us at a competitive disadvantage in relation to our competitors.

THE USE OF OUR PRODUCTS BY OUR CUSTOMERS EXPOSES US TO POTENTIAL PRODUCT LIABILITY CLAIMS.

Certain losses may result or be alleged to result from defects in our products, thereby subjecting us to claims for damages. Drilling for oil and natural gas, in particular, involves a variety of risks. We warrant certain of our OCTG and line pipe to be free of certain defects. We maintain insurance coverage against potential product liability claims in amounts we believe to be adequate. However, we may incur product liability in excess of our insurance coverage or incur other uninsured costs, and we may not be able to maintain insurance with adequate coverage levels in the future.

WE COULD LOSE OUR FEDERAL TAX NET OPERATING LOSS CARRYFORWARDS IF WE, OR THE CONSOLIDATED GROUP WITH WHOM WE FILE TAX RETURNS, EXPERIENCES AN OWNERSHIP CHANGE OF MORE THAN 50 PERCENTAGE POINTS.

We had federal income tax net operating loss carryforwards of approximately $92 million at December 31, 2001 that, if not utilized to reduce our taxable income, will expire between years 2007 and 2019. Our ability to fully use these net operating loss carryforwards to reduce taxable income is dependent upon us not experiencing an ownership change of more than 50 percentage points under rules contained in the Internal Revenue Code. Since our common stock is publicly traded, we cannot assure you that future trading or other sales of our stock will not result in an ownership change that could limit the availability of our net operating loss carryforwards.



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PROVISIONS IN OUR CORPORATE DOCUMENTS AND KENTUCKY LAW COULD DELAY OR PREVENT A
CHANGE IN CONTROL OF NS GROUP, EVEN IF THAT CHANGE WOULD BE BENEFICIAL TO OUR SHAREHOLDERS.

The existence of some provisions in our corporate documents and Kentucky law could delay or prevent a change in control of NS Group. Our articles of incorporation and bylaws contain provisions that may make acquiring control of NS Group difficult, including:

    - provisions limiting the right to call special meetings of our stockholders;

    - a classified board of directors;

    - provisions regulating the ability of our shareholders to bring matters for action at annual meetings of our shareholders; and

    - the authorization to issue and set the terms of preferred stock.

In addition, we have adopted a stockholder rights plan that would cause extreme dilution to any person or group who attempts to acquire a significant interest in NS Group without advance approval of our board of directors.



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